____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE TO THE MARKET

Embraer S.A. (“Embraer” or “Company”) hereby informs the market about the impacts in its business and operations resulting from the Russia and Ukraine conflict.

The Company has suspended parts, maintenance, and technical support services for certain customers to comply with the sanctions imposed on Russia, Belarus, and certain regions of Ukraine by laws of jurisdictions to which Embraer is subject.

In addition, Embraer informs that there is no immediate concern over the availability of titanium in its supply chain, considering its strong current inventory position and the existing contracts for the provision of this material with companies in other countries. Embraer will continue to monitor its supply chain and to seek alternative sources.

The Company will keep the market duly informed about new material information relating to the matter.

São José dos Campos, March 9, 2022.

Antonio Carlos Garcia
Executive Vice-President and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations